UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 9, 2012

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the press release dated January 9, 2012 entitled “NXP Semiconductors Comments on Impact of Trident Microsystems Chapter 11 Filing; Announces Conference Call to Review Fourth Quarter 2011 Financial Results.”

Exhibits

1.	press release dated January 9, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 9th day of January 2012.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP Semiconductors Comments on Impact of Trident Microsystems Chapter 11 Filing

Announces Conference Call to Review Fourth Quarter 2011 Financial Results

Eindhoven, The Netherlands, January 9, 2012 – NXP Semiconductors N.V. (NASDAQ: NXPI) announced today it currently does not anticipate the recently announced Chapter 11 filing by Trident Microsystems to have a material impact on its non-GAAP results for the fourth quarter of 2011.

Based on the equity accounting methodology used to account for NXP’s equity interest in Trident Microsystems, and irrespective of the Chapter 11 filing, the carrying value of the investment on NXP’s balance sheet is anticipated to be zero as of the end of the fourth quarter of 2011, compared to the approximately $18 million as of the end of the third quarter 2011.

The original financial guidance for the fourth quarter of 2011 was provided in conjunction with the company’s announcement of third quarter 2011 results, released on November 1, 2011 and is available on the company’s investor relations website at www.nxp.com/investor.

Additionally, NXP will release its financial results for the fourth quarter of 2011 after the NASDAQ market close on Thursday, February 9, 2012 followed by a conference call with the financial community at 16:45 pm U.S. Eastern Standard Time (22:45 pm Central European Time).

Conference Call

Interested parties may join the conference call by dialing the following numbers:

Within the U.S.: 1 - 800 - 901 - 5247

Outside the U.S.: 1 - 617 - 786 - 4501

Participant Passcode: 86035961

The call will be webcast by Thomson Reuters and can be accessed at the NXP Investor Relations website at www.nxp.com/investor, with a replay available for 90 days following the call.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.4 billion in 2010. For more information visit www.nxp.com

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NPX’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available from on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Sander Arts

sander.arts@nxp.com

+1 408 839 9780

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